                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          Sturm, Ruger & Company, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    864159108
                                 (CUSIP Number)

                              William B. Ruger, Jr.
                               169 Sunapee Street
                                Newport, NH 03773

              -----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Check the following box if a fee is being paid with this statement:[ ].

CUSIP NO.: 864159108

(1)      NAME OF REPORTING PERSON: William B. Ruger, Jr.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: 00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)           |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  1,050,000

(8)      SHARED VOTING POWER: 4,272,000

(9)      SOLE DISPOSITIVE POWER: 1,050,000

(10)     SHARED DISPOSITIVE POWER: 4,272,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,322,000

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         19.77% of total Common Stock

(14)     TYPE OF REPORTING PERSON:  IN

CUSIP NO.: 864159108

(1)      NAME OF REPORTING PERSON: Carolyn Ruger Vogel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: 00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)           |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 215,500

(8)      SHARED VOTING POWER: 4,272,000

(9)      SOLE DISPOSITIVE POWER: 215,500

(10)     SHARED DISPOSITIVE POWER: 4,272,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,487,500

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         16.67% of total Common Stock

(14)     TYPE OF REPORTING PERSON:  IN

CUSIP NO.: 864159108

(1)      NAME OF REPORTING PERSON: Ruger Management, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: 00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)           |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 0

(8)      SHARED VOTING POWER: 4,272,000

(9)      SOLE DISPOSITIVE POWER: 0

(10)     SHARED DISPOSITIVE POWER: 4,272,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,272,000

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         15.87% of total Common Stock

(14)     TYPE OF REPORTING PERSON:  CO

CUSIP NO.: 864159108

(1)      NAME OF REPORTING PERSON: Ruger Business Holdings, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: 00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)           |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 0

(8)      SHARED VOTING POWER: 4,272,000

(9)      SOLE DISPOSITIVE POWER: 0

(10)     SHARED DISPOSITIVE POWER: 4,272,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,272,000

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         15.87% of total Common Stock

(14)     TYPE OF REPORTING PERSON:  PN

      This Statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 12, 1999, as amended by Amendment No. 1 thereto filed with the SEC on May 10, 1999 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Sturm, Ruger & Company, Inc. (the "Company"). The Company is in the business of manufacturing firearms and investment cast products.

      This Statement is being filed by William B. Ruger, Jr. ("Mr. Ruger"), Carolyn Ruger Vogel ("Ms. Vogel"), Ruger Management, Inc. ("Ruger Management"), and Ruger Business Holdings, L.P. ("the Partnership") (collectively, the ("Reporting Persons")).

      Mr. Ruger filed a separate Schedule 13D on January 10, 1991 with respect to his (i) direct beneficial ownership of shares of the Common Stock and (ii) indirect beneficial ownership of shares of the Common Stock held as a co-trustee of the William B. Ruger Charitable Remainder Annuity Trust (the "Trust"). In 2002, following the death of its Grantor, William B. Ruger, the Common Stock held in the Trust was distributed in accordance with the terms of the Trust Agreement. While Mr. Ruger remains the beneficial owner of the directly held Common Stock disclosed in his January 10, 1991 filing, such beneficial ownership was also disclosed in the Amendment No. 1 to the Schedule 13D and is referenced in this amendment to the Schedule 13D.*

ITEM 1.     SECURITY AND ISSUER.

         This Statement relates to the Common Stock. The Company's principal executive offices are located at One Lacey Place, Southport, Connecticut 06890.

ITEM 2.     IDENTITY AND BACKGROUND.

         This statement is being filed by the Reporting Persons.

      Mr. Ruger is the former Chairman, President and Chief Executive Officer of the Company. He is a citizen of the United States of America and his address is 169 Sunapee Street, Newport, NH 03773. Mr. Ruger is currently retired.

      Ms. Vogel is a citizen of the United States and her address is 70 Rabbit Run Lane, Harrisville, NH 03450. Ms. Vogel is currently not employed.

      Mr. Ruger and Ms. Vogel each own 50% of the capital stock of Ruger Management, a Delaware corporation which acts as the sole general partner of the Partnership. The address of its principal place of business is 169 Sunapee Street, Newport, NH 03773.

      The Partnership is a Delaware limited partnership engaged in the business of investment management. Ruger Management is the sole general partner and the William B. Ruger

--------

* The Company has had two stock-splits since the January 10, 1991 filing and the number of shares of the Common Stock held by Mr. Ruger has increased accordingly.

Revocable Trust of 1988 is the sole limited partner of the Partnership. Mr. Ruger and Ms. Vogel are co-trustees of the William B. Ruger Revocable Trust of 1988. The address of the Partnership's principal place of business is 169 Sunapee Street, Newport, NH 03773.

         During the five-year period prior to the date hereof, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

        Mr. Ruger, Ms. Ruger and other members of the Ruger family have discussed and considered their evolving investment objectives with respect to their ownership of the Common Stock and have determined that they have a desire to sell their shares of the Common Stock and redeploy their investment assets. Mr. Ruger had a preliminary communication with the Board of Directors of the Company (the "Board") earlier this year to determine if the Board would be willing to facilitate this process, but the Board indicated that, at that time, it believed the best course for the Ruger family would be to sell the shares of Common Stock under Rule 144. On April 5, 2006, the Reporting Persons engaged Stephens Inc. to act as their advisor in analyzing strategic and financial alternatives in connection with their ownership of the Common Stock.

        In addition to the foregoing, the Ruger family monitors the performance of their shares of Common Stock. The Ruger family intends to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Ruger family may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of shares of Common Stock held by them.

        As part of such evaluations, the Ruger family have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the Board, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company's affairs and strategic alternatives, including a possible sale of the Ruger family's shares of Common Stock or other strategic alternatives of the Company.

        Except as otherwise provided herein, the Ruger family have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Ruger is the indirect and direct beneficial owner of an aggregate of 5,322,000 shares of the Common Stock, representing 19.77% of the issued and outstanding shares of the Common Stock. These shares consist of 4,272,000 shares of the Common Stock held by the Partnership as to which Mr. Ruger, together with Ms. Vogel, is the indirect beneficial owner, plus 800,000 shares of the Common Stock he owns directly, in addition to 250,000 shares of the Common Stock subject to options, currently exercisable, which he also owns directly. Ms. Vogel is the indirect and direct beneficial owner of 4,487,500 shares of the Common Stock representing 16.67% of the issued and outstanding shares of the Common Stock. These shares consist of 4,272,000 shares of the Common Stock held by the Partnership as to which Ms. Vogel, together with Mr. Ruger, is the indirect owner, plus 215,500 shares of the Common Stock she owns directly. Ruger Management is the general partner of the Partnership and as such is deemed to be the indirect beneficial owner of 4,272,000 shares of the Common Stock held by the Partnership representing 15.87% of the issued and outstanding shares of the Common Stock. The Partnership is the direct beneficial owner of 4,272,000 shares of the Common Stock held by it representing 15.87% of the issued and outstanding shares of the Common Stock.

        (b) Mr. Ruger is entitled to direct the vote of 1,050,000 shares of the Common Stock as to which he is the beneficial owner. Ms. Vogel is entitled to direct the vote of 215,500 shares of the Common Stock as to which she is the beneficial owner. In addition, the power to vote the 4,272,000 shares of the Common Stock held by the Partnership is beneficially shared by the Partnership, Ruger Management, Mr. Ruger and Ms. Vogel. However, Mr. and Ms. Vogel each own 50% of the capital stock of Ruger Management. As a result, they have the sole power to direct and control the activities of Ruger Management which, in turn, has the sole power to direct and control the activities of the Partnership, including voting the shares of the Common Stock owned by the Partnership.

        (c) Ms. Vogel sold 156,000 shares of the Common Stock on May 12, 2006, in the open market pursuant to Rule 144, for an average price of $5.90981 per share of the Common Stock. Ms. Vogel also sold 28,500 shares of the Common Stock on May 16, 2006, in the open market pursuant to Rule 144, for an average price of $6.01358 per share of the Common Stock.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. Ruger and Ms. Vogel each own 50% of the capital stock of Ruger Management, which is the sole general partner of the Partnership.

        Except as described herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2006

                                           WILLIAM B. RUGER, JR.

                                           /s/  William B. Ruger, Jr.
                                           -------------------------------------


                                           CAROLYN RUGER VOGEL

                                           /s/ Carolyn Ruger Vogel
                                           -------------------------------------


                                           RUGER MANAGEMENT, INC.

                                           /s/    William B. Ruger, Jr.
                                           -------------------------------------
                                           Name: William B. Ruger, Jr.
                                           Title: President

                                           /s/    Carolyn Ruger Vogel
                                           -------------------------------------
                                           Name:  Carolyn Ruger Vogel
                                           Title: Secretary/Treasurer


                                           RUGER BUSINESS HOLDINGS, L.P.

                                           /s/    William B. Ruger, Jr.
                                           -------------------------------------
                                           Name:  William B. Ruger, Jr.
                                           Title: President of General
                                           Partnership

                                           /s/    Carolyn Ruger Vogel
                                           -------------------------------------
                                           Name:  Carolyn Ruger Vogel
                                           Title: Secretary/Treasurer of General
                                           Partnership